FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of  June, 2004

Commission File Number:    001-16125

Advanced Semiconductor Engineering, Inc.
(Exact name of Registrant as specified in its charter)

26 Chin Third Road
Nantze Export Processing Zone
Kaoshiung, Taiwan
Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
Not applicable

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ADVANCED SEMICONDUCTOR ENGINEERING, INC.

Date: June 2, 2004	By:	/s/ Joseph Tung

	Name: Title:	Joseph Tung Chief Financial Officer

ITEM 1

FOR IMMEDIATE RELEASE

Contact:

ASE, Inc.	Joseph Tung, CFO / Vice President
Freddie Liu, Financial Controller
Room 1901, No. 333, Section 1
Keelung Road, Taipei, Taiwan, 110	ir@aseglobal.com

Tel: + 886.2.8780.5489	http://www.aseglobal.com
Fax: + 886.2.2757.6121

ADVANCED SEMICONDUCTOR ENGINEERING, INC.
COMPLETES ACQUISITION OF NEC PACKAGING AND TEST PLANT

Taipei, Taiwan, R.O.C., June 2nd, 2004 – Advanced Semiconductor Engineering, Inc. (TAIEX: 2311, NYSE: ASX) (“We”, “ASE”, or the “Company”), the world’s largest independent provider of semiconductor packaging and testing services, today announced that it had completed the acquisition of packaging and testing operation in Takahata, Yamagata from NEC Electronics Corporation (Tokyo Stock Exchange: 6723). ASE and NEC Electronics also signed a four-year service agreement for ASE to provide IC backend manufacturing services to NEC Electronics.

This transaction was announced on February 3rd, 2004, which embarked ASE’s strategic move into Japan. ASE Japan Co., Ltd, the official name for the Takahata operation, is expected to generate revenues of US$165 million in the next twelve months for ASE.

About ASE Inc.

ASE Inc. is the world's largest independent provider of semiconductor packaging services and, together with its subsidiary ASE Test Limited (Nasdaq: ASTSF), the world's largest independent provider of semiconductor testing services, including front-end engineering testing, wafer probing and final testing services. The Company’s international customer base of more than 200 customers include such leading names as ATI Technologies Inc., Cirrus Logic International Ltd., IBM Corporation, Motorola, Inc., NVIDIA Corporation, Koninklijke Philips Electronics N.V., Qualcomm Incorporated, STMicroelectronics N.V. and VIA Technologies, Inc. With advanced technological capabilities and a global presence spanning Taiwan, Korea, Hong Kong, Singapore, Malaysia and the United States, ASE Inc. has established a reputation for reliable, high quality products and services. For more information, visit our website at http://www.aseglobal.com.

Safe Harbor Notice

This press release contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Although these forward-looking statements, which may include statements regarding our future results of operations, financial condition or business prospects, are based on our own information and information from other sources we believe to be reliable, you should not place undue reliance on these forward-looking statements, which apply only as of the date of this press release. Our actual results of operations, financial condition or business prospects may differ materially from those expressed or implied in these forward-looking statements for a variety of reasons, including risks associated with cyclicality and market conditions in the semiconductor industry; demand for the outsourced semiconductor assembly and testing services we offer and for such outsourced services generally; the highly competitive semiconductor industry; our ability to introduce new packaging, interconnect materials and testing technologies in order to remain competitive; our ability to successfully integrate pending and future mergers and acquisitions; international business activities; our business strategy; general economic and political conditions; possible disruptions in commercial activities caused by natural disasters or industrial accidents; our future expansion plans and capital expenditures; fluctuations in foreign currency exchange rates; and other factors. For a discussion of these risks and other factors, please see the documents we file from time to time with the Securities and Exchange Commission, including our 2002 Annual Report on Form 20-F filed on June 30, 2003.